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                                                                   Exhibit 22


                               Contacts:  William H. Baumhauer, Chairman and CEO
                                          Donald C. Moore, Senior VP and CEO
                               Telephone: (508) 774-9115
                               Market:    Nasdaq/NM
                               Symbol:    DKAI



FOR IMMEDIATE RELEASE
JUNE 26, 1997


                       DAKA INTERNATIONAL, INC. ANNOUNCES
                       ----------------------------------
                 NEW RECORD DATE AND EXTENSION OF TENDER OFFER
                 ---------------------------------------------

     Danvers, Massachusetts, June 26, 1997 -- DAKA International, Inc. (NASDAQ:DKAI) today announced that Compass Holdings, Inc., a wholly owned subsidiary of Compass Group PLC, is extending its offer to purchase all outstanding shares of common stock of DAKA International, Inc. for $7.50 per share in cash until 5:00 p.m., New York City time, on Wednesday, July 9, 1997. The terms of the extended offer are identical to the terms of the original offer announced on May 29, 1997.

     DAKA International also announced that it has moved the record date for the distribution of shares of Unique Casual Restaurants, Inc. ("UCRI"), a recently formed corporation that will operate the restaurant business of DAKA International from June 24, 1997 to July 8, 1997. As previously announced, immediately prior to the consummation of Compass' tender offer, one share of common stock of UCRI is to be distributed for each share of DAKA International common stock outstanding on the record date.

     Consummation of the tender offer is subject to various conditions as described in the tender offer materials, including the registration under the Securities Exchange Act of 1934 of the UCRI common stock. DAKA International has advised Compass Group that the registration statement relating to the UCRI common stock has not yet been declared effective.

     DAKA International also reported that Compass Group currently expects that the tender offer will not be extended beyond July 9, 1997, although it is possible that another extension could occur if all of the conditions of the offer are not then satisfied. If all of the conditions of the tender offer are satisfied when the offer period expires on July 9, 1997, Compass Group also expects that The Bank of New York, the Depositary for the tender offer, will begin making payment on Friday, July 11, 1997 for all shares of DAKA International common stock that have been validly tendered.

     As of the close of business on June 25, 1997, approximately 9,365,068 shares of DAKA International common stock, representing approximately 84% of the shares then outstanding, had been validly tendered.

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